UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 31, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED
ACN 064 270 006

METAL STORM REVISES HANDGUN DEVELOPMENT TIMETABLES

BRISBANE, AUSTRALIA - 31 January 2005 – Metal Storm Limited (ASX trading code:
MST and NASDAQ Small Cap ticker symbol MTSX).

Following discussions with project partners, the New Jersey Institute of
Technology (NJIT) and Taurus International, Metal Storm Limited has revised the development timetables for its two handgun projects – the ‘Personalised
Smartgun’ and ‘Electronic Handgun’.

The development timetable for the ‘Personalised Smartgun’ has been adjusted following the NJIT’s recent announcement that its dynamic grip recognition technology, which is core to the project, will not be ready for integration
Metal Storm’s technology until January 2006.

Revised estimates of the time required for all parties to complete product engineering and obtain regulatory approvals means that a marketable
‘Personalised Smartgun’ product is unlikely to be available until at least late
2007.  It was previously estimated that revenues from this product would commence in 2006.

Metal Storm and NJIT have committed to signing a new collaborative agreement the development of the ‘Personalised Smartgun’, which will replace the previous agreement that expired in November 2004.

Taurus International has also indicated its continued commitment to participate in the production and distribution of the ‘Personalised Smartgun’ once the product has reached an appropriate level of maturity for commercialisation.

The ‘Electronic Handgun’ project shares some common development work with the
‘Personalised Smartgun’.  It is therefore contingent on similar regulatory approvals and its development timetable will also be affected.  Metal Storm is exploring other opportunities for its ‘Electronic Handgun’ technology, licensing it to a third party organisation.

- Ends -

             Company Contact:  Media Contact:
 Jim MacDonald  Jamin Smith
Metal Storm Limited   Phillips Group
TEL: 07 3221 9733  TEL: 07 3230 5000
msau@metalstorm.com     jsmith@philipsgroup.com.au

About Metal Storm
http://www.metalstorm.com

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with an office in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC.  The Company has invented 100% electronic ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

About New Jersey Institute of Technology
http://www.njit.edu/

With its four-pronged mission of education, research, service  and economic development , New Jersey Institute of Technology (NJIT) plays a critical role shaping New Jersey's future. As a major public technological university, NJIT an important conduit through which technology flows into society. The university's educational programs prepare students to be leaders in the technology-dependent economy of the 21st century. University researchers seek new knowledge to improve processes and products for industry. Through public private partnerships and economic development efforts, the university helps to grow new business ventures that fuel the economy.

About Taurus
http://www.taurusa.com

Taurus International Manufacturing, Inc. is a Florida Corporation that imports and distributes firearms manufactured by Forjas Taurus, in Brazil, as well as manufacturing firearms in their Miami facility. Taurus has led the industry in both technical innovation and firearms safety and security. In the area of innovation, Taurus was dominant with the introduction of forged Total Titanium handguns. Taurus introduced the Taurus Security System in 1996, the first integral locking device on production handguns.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: April 8, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary